Exhibit (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated November 9, 2017, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

OCERA THERAPEUTICS, INC.

a Delaware corporation

at

$1.52 per share plus one non-transferable contractual contingent value right (“CVR”)

for each share, which represents the right to receive one or more payments in cash,

currently estimated to be up to $2.58 per CVR,

contingent upon the achievement of certain milestones

pursuant to the Offer to Purchase

dated November 9, 2017

by

MEH ACQUISITION CO.

a wholly-owned subsidiary of

MAK LLC

and an indirect wholly-owned subsidiary of

MALLINCKRODT PLC

MEH Acquisition Co. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of MAK LLC (“Parent”), a Delaware limited liability company and a wholly-owned subsidiary of Mallinckrodt plc (“Mallinckrodt”), an Irish public limited company, is offering to purchase all outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Ocera Therapeutics, Inc. (“Ocera”), a Delaware corporation, at a price of $1.52 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus one nontransferable contractual contingent value right (“CVR”) per Share, which represents the right to receive one or more payments in cash contingent upon the achievement of certain specified milestones, calculated as described below and currently estimated to be up to $2.58 per CVR, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to Continental Stock Transfer & Trust Company, the depository for the Offer (the “Depository”) will not be obligated to pay brokerage fees, commissions or similar expenses with respect to the purchase of Shares by Purchaser pursuant to the Offer, other than transfer taxes, if any, due with respect to the sale of the Shares. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON DECEMBER 8, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 1, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser, Ocera and, for limited purposes, Mallinckrodt. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Ocera (the “Merger”) as soon as practicable without a vote of the stockholders of Ocera in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), with Ocera continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly-owned subsidiary of Parent. As a result of the Merger, Ocera will cease to be a publicly traded company.

In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Ocera or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be cancelled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically cancelled and converted into the right to receive, subject to any required tax withholdings, (a) $1.52 per Share in cash (the “Closing Amount”), plus (b) one CVR per Share (together with the Closing Amount, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”), which represents the contractual right to receive one or more payments in cash contingent upon the achievement of certain specified milestones as described below (the “Contingent Consideration”), in each case without interest (subject to limited exceptions specified in the CVR Agreement) thereon. The Contingent Consideration is payable under a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into among Parent, Continental Stock Transfer & Trust Company, as rights agent (the “Rights Agent”), and, for limited purposes, Mallinckrodt, at or prior to the time that Purchaser accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the “Offer Acceptance Time”).

The potential aggregate payments to the holders of all CVRs issuable under the Merger Agreement (which includes CVRs issuable to holders of certain stock options, warrants and restricted stock units of Ocera) and holders of certain Ocera stock options whose holders may be entitled to receive payments concurrently with the holders of CVRs equals $75 million, subject to reduction, under certain circumstances, to the extent Ocera’s cash and cash equivalents on hand are not sufficient to pay and fully discharge all of its transaction expenses and indebtedness at closing or December 31, 2017, whichever occurs earlier. Each payment is conditioned upon the achievement of the applicable milestones and calculated as follows (each such aggregate milestone payment, as may be adjusted, a “Milestone Payment”): (i) Parent will be obligated to pay an aggregate amount equal to $10 million upon the enrollment of the first patient in a Phase 3 clinical trial of an intravenous formulation of a product containing as an active pharmaceutical ingredient L-ornithine phenylacetate, a combination of L-ornithine and phenylacetate, or a derivative of such ingredients (any such product, the “Product”) by Parent, any of its affiliates or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product, (ii) Parent will be obligated to pay an aggregate amount equal to $15 million upon the enrollment of the first patient in a Phase 3 clinical trial of an oral formulation of the Product by Parent, any of its affiliates or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product, and (iii) Parent will be obligated to pay an aggregate amount equal to $50 million upon the first occurrence of the achievement of cumulative Product sales (gross amount invoiced for sales of the Product, less certain permitted deductions) in excess of $500 million by Parent, its affiliates and their respective licensee or sublicensee with respect to rights to develop or commercialize the Product (but not a distributor of the Product acting solely in the capacity as a distributor), or any combination thereof. The amount payable per CVR (including CVRs issued to holders of certain stock options, warrants and restricted stock units) is calculated by taking into account the exercise prices of certain Ocera stock options and the number of shares underlying such options, whose holders may be entitled to receive payments concurrently with the holders of CVRs. Based on the current capitalization information of Ocera provided to Parent by Ocera, the estimated potential maximum aggregate payment per CVR equals $2.58. Except as expressly set forth in the CVR Agreement, under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement and the CVR Agreement are more fully described in the Offer to Purchase.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below) and (ii) the Governmental Impediment Condition (as described below). The Offer is not subject to a financing condition. The Minimum Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet received) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, one minute after 11:59 P.M., Eastern Time, on December 8, 2017 (the “Expiration Date”, unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that Ocera would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication and excluding stock options and warrants that are cancelled in connection with the Merger). The Governmental Impediment Condition requires that there be no judgment or law issued by any court or other governmental body of competent jurisdiction or other legal prohibition in effect prohibiting or making illegal the consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 15 — “Conditions of the Offer” of the Offer to Purchase.

The board of directors of Ocera, among other things, has unanimously (i) declared the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, including those contemplated by the CVR Agreement, to be fair to and in the best interests of Ocera and its stockholders, (ii) approved the Merger Agreement, the CVR Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, (iii) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL, (iv) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (v) resolved to recommend that Ocera’s stockholders accept the Offer and tender their Shares into the Offer.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and in which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that: (i) if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, to the extent waivable by Purchaser or Parent, Purchaser may, in its discretion, extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for the minimum period required by any law, any interpretation or position of the Securities and Exchange Commission (“SEC”) or its staff or any rules and regulations of the Nasdaq applicable to the Offer; and (iii) if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, at the request of Ocera, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied. However, Purchaser is not required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement in compliance with its terms and the Outside Date (as defined below) (such earlier occurrence, the “Extension Deadline”) and may not extend the Offer beyond the Extension Deadline without Ocera’s prior written consent. Purchaser may not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Ocera. Purchaser will not be required, or permitted without Ocera’s consent, to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement or on or before 5:00 P.M., Eastern Time, on May 1, 2018, which is the date that is six (6) months after the date of the Merger Agreement (the “Outside Date”).

Subject to the terms and conditions of the Merger Agreement and applicable law, Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, Ocera’s prior written approval is required for Parent or Purchaser to (A) decrease the Closing Amount, (B) amend the terms of the CVR or the CVR Agreement, (C) change the form of consideration payable in the Offer, (D) decrease the maximum number of Shares sought to be purchased in the Offer, (E) impose conditions or requirements on the Offer in addition to the Offer Conditions, (F) amend, modify or waive the Minimum Condition, the Termination Condition or the Governmental Impediment Condition, (G) amend any other term of the Offer in a manner that adversely affects any holder of Shares in its capacity as such, or (H) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case except as required or permitted by the terms of the Merger Agreement.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC. Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer will occur promptly after the Expiration Date (the “Offer Closing”). Because the Merger will be governed by Section 251(h) of the DGCL, Purchaser does not expect there to be a significant period of time between the Offer Closing and the consummation of the Merger.

On the terms of and subject to the Offer Conditions and the Merger Agreement, Purchaser shall, and Parent shall cause Purchaser to, accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date, and to pay for such Shares promptly after the Offer Acceptance Time. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depository of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Closing Amounts for such Shares with the Depository, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depository may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Except as expressly set forth in the CVR Agreement, under no circumstances will Parent and Purchaser pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will only be made after timely receipt by the Depository of (i) certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depository’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depository.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 8, 2018, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be proper and effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depository at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depository, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depository and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge the determination in a court of competent jurisdiction. None of Parent, Purchaser, the Depository, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Ocera has provided Purchaser with Ocera’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Ocera’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash and CVRs by a U.S. holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. holder recognizes, and the timing and character of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, with respect to which there is a significant amount of uncertainty. See Section 5 — “Certain U.S. Federal Income Tax Considerations” of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash and CVRs in the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders May Call Toll Free: (800) 341-6292

Banks and Brokers May Call Collect: (212) 269-5550

Email: OCRX@dfking.com

November 9, 2017

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